NEWS RELEASE

Current Technology’s Celevoke Appoints 20th Century Fox Federal Credit Union GPS Tracking System Distribution Partner

VANCOUVER, British Columbia and NEW YORK, NY – April 11, 2008 – Current Technology Corporation (OTCBB: CRTCF) and MSGI Security Solutions Inc. (OTCBB: MSGI) today announced Texas-based Celevoke, Inc (“Celevoke”) has appointed 20th Century Fox Federal Credit Union through DMC a distribution channel partner for its proprietary Telematics solutions. Celevoke CEO Chuck Allen stated, “Having completed a successful beta test with 20th Century Fox Federal Credit Union and delivered 130 units, we are pleased to report the next step is a national rollout to federal credit unions across the United States.”

20th Century Fox Federal Credit Union Vice-President of Marketing Mark L. Collens said, “We are marketing Celevoke’s GPS tracking systems not only to our thousands of members, but to the hundreds of credit unions which are members of the National Association of Federal Credit Unions. Protecting assets, such as automobiles, which we finance is our primary goal, and we feel Celevoke’s technology is perfectly suited to the task and will be embraced nationally. We believe our initial goal of distributing at least 1000 units per month will quickly prove to be just a starting point.”

“This is another example of an initiative that has gone from successful beta testing to commencement of national rollout,” states Current Technology CEO Robert Kramer. “Our focus is activating channels of distribution with the potential to move tens of thousands of units per year. We shall be reporting on more such initiatives over the coming weeks and months.”

About Celevoke

Celevoke is poised to become a market leader in the projected $38.3 billion (by 2011) global market for Telematics (according to ABI Research), which is the integrated use of telecommunications and informatics. More specifically, it is the science of sending, receiving and storing information wirelessly via telecommunication devices. Celevoke has integrated Telematics and Global Positioning Systems (GPS) with sensing technology. This proprietary suite of hardware and software products enables users to remotely monitor, track, control and protect a wide variety of asset classes. Examples include people, automobiles and trucks, shipping containers and covert vehicles used for law enforcement and intelligence gathering in a global marketplace. In 2005, Celevoke acquired the assets of San Francisco based Televoke, Inc.; a telematics pioneer backed by Softbank Venture Capital, Cardinal Venture Capital, W.I. Harper Group and others, representing more than $15 million in funding. These assets provided the foundation for Celevoke’s development of patented technology utilized today by Celevoke’s many clients. Celevoke is a 51% owned subsidiary of Current Technology Corporation (OTCBB:CRTCF).

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition. When used in the news release the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors. Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees. You should not place undue reliance on such forward-looking statements.

Contact:

CORPORATE:

Current Technology Corporation

Robert Kramer, 1-800-661-4247

or

MSGI Security Solutions

Jeremy Barbera, 1-917-339-7134

or

INVESTOR RELATIONS:

Polestar Communications

Richard Hannon, 1-866-858-4100

or

Piedmont IR, LLC

Keith Fetter or Darren Bankston

678-455-3696